                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING
                                   Check One:

         [X] Form 10-K [ ] Form 11-K [ ] Form 20-F [ ] Form 10-Q [ ] Form N-SAR
                  For Period Ended:  February 28, 2001
                  [ ] Transition Report on Form 10-K
                  [ ] Transition Report on Form 20-F
                  [ ] Transition Report on Form 11-K
                  [ ] Transition Report on Form 10-Q
                  [ ] Transition Report on Form N-SAR
                  For the transition period ended:

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         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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         If the notification relates to a portion of the filing checked above, identify the Items(s) to which the notification relates:


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PART I - REGISTRANT INFORMATION

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         Full Name of Registrant: OAKHURST COMPANY, INC.

         Former Name if Applicable:

         2751 CENTERVILLE ROAD SUITE 3131
         Address of Principal Executive Office

         WILMINGTON, DELAWARE 19808
         City, State and Zip Code

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PART II - RULES 12b-25(b) AND (c)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed (Check box if appropriate):

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ ] (b) The subject annual report or semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


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PART III - NARRATIVE
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State below in reasonable detail the reasons why form 10-K, 11-K, 20-F, 10-Q or N-SAR or portion thereof could not be filed within the prescribed time period.

The audit of the Company's consolidated financial statements has not been completed primarily due to the Company's inability to receive audited financial statements from New Heights Recovery and Power LLP ("New Heights"), a significant equity method investee of the Company. The Company is unable to predict when the New Heights audit will be delivered and accordingly is unable to determine when the fiscal 2001 audit will be completed.

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PART IV - OTHER INFORMATION
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         (1) Name and telephone number of person to contact in regard to this notification:

             Mr. Maarten Hemsley                    781                          934-2219
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                 (Name)                            (Area Code)             (Telephone Number)


         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports(s) been filed? If the answer is no, identify report(s).
                                                          [X] Yes         [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earning statements to be included in the subject report or portion thereof?
                                                          [X] Yes         [ ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                                   Refer to Part IV(3) attached.

                             OAKHURST COMPANY, INC.
                             ----------------------
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date: May 26, 2001                          By:     /s/ Maarten Hemsley
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                                                Name:  Maarten Hemsley
                                                Title: President and
                                                Chief Financial Officer

                            ATTACHMENT TO FORM 12b-25


PART IV (3):

The Company expects that its loss from continuing operations will exceed $6 million for the year ended February 28, 2001, compared with a loss from continuing operations of approximately $3 million in the prior fiscal year.

The increase in the loss is due primarily to increased interest expense on additional borrowings under the KTI Loan to fund the Company's investment in New Heights Recovery and Power, LLP. as well as increased losses resulting from the Company's equity investment in New Heights.